SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CELULAR CRT PARTICIPAÇÕES S.A.
Public Company with Authorized Capital
CNPJ/MF no. 03.010.016/0001-73
NIRE 43300039021

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
Public Company with Authorized Capital
CNPJ/MF no. 02.558.144/0001-93
NIRE 29300023892

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
Public Company with Authorized Capital
CNPJ/MF no. 02.558.129/0001-45
NIRE 33300268197

NOTICE OF MATERIAL FACT

In observance of the provisions of Instruction CVM no. 358/2002, Celular CRT Participações S.A., with head office in the City of Porto Alegre, State of Rio Grande do Sul, at Rua José Bonifácio, no. 245 ("CRT"), Tele Leste Celular Participações S.A., with head office in the City of Salvador, State of Bahia, at Rua Silveira Martins, no. 1036 ("Tele Leste "), and Tele Sudeste Celular Participações S.A., with head office in the City of Rio de Janeiro, State of Rio de Janeiro, at Praia de Botafogo, no. 501, 7.º andar (" Tele Sudeste " and, together with CRT and Tele Leste, the " Companies ") hereby inform their respective shareholders of the following.

1.1 Through a Notice of Material Fact published on August 25, 2004, Brasilcel N.V., with head office at Strawinskylaan, 3105, Amsterdam (" Brasilcel ") commenced, with respect to holders of common shares and preferred shares issued by the Companies, voluntary public tender offers ("VTOs") for the purchase of common and preferred shares of the Companies up to the following maximum numbers of shares issued by each of the Companies:

	CRT		Tele Leste		Tele Sudeste
	Common	Preferred	Common	Preferred	Common	Preferred
Maximum number of shares (by class)	60,529,000	441,690,000	16,723,247,000	92,499,407,000	7,332,479,000	12,699,707,000

1.1.2. Given that the numbers of shares tendered in the auctions for the VTOs, with the exception of the number of shares tendered in the auction for the purchase of common shares of Tele Sudeste, exceeded the maximum numbers to be acquired by Brasilcel, each shareholder that tendered shares in the VTOs will have, for each share tendered, due to a pro rata allocation, the following number of shares acquired by Brasilcel :

	CRT		Tele Leste		Tele Sudeste
	Common	Preferred	Common	Preferred	Common	Preferred
Number of shares to be acquired for each tendered share (by class)	0.5376	0.5531	0.3403	0.4250	1	0.6284

1.2. Before the VTOs, Brasilcel and the persons directly or indirectly linked to Brasilcel held the following numbers of common and preferred shares issued by the Companies:

	CRT		Tele Leste		Tele Sudeste
	Common	Preferred	Common	Preferred	Common	Preferred
Number of shares (by class)	1,169,317,760	495,161,713	98,087,171,296	35,823,856,625	167,593,928,932	221,620,645,451
Percentage in relation to the total of shares of the class	86.56%	26.28%	58.65%	11.43%	88.47%	85.38%

1.2.1 After the VTOs (assuming full settlement in accordance with the applicable Publication ( Edital )), Brasilcel and the persons directly or indirectly linked to Brasilcel will hold the following numbers of common and preferred shares issued by the Companies:

	CRT		Tele Leste		Tele Sudeste
	Common	Preferred	Common	Preferred	Common	Preferred
Number of shares (by class)	1,229,846,760	936,851,713	114,810,418,296	128,323,263,625	173,785,258,887	234,320,352,451
Percentage in relation to the total of shares of the class	91.04%	49.72%	68.65%	40.94%	91.74%	90.27%

1.3. Due to these acquisitions, Brasilcel and the persons directly and indirectly linked to Brasilcel will increase their ownership interest in the capital stock of the Companies as follows: from 51.45% to 66.98% of CRT, from 27.86% to 50.58% of Tele Leste and from 86.68% to 90.89% of Tele Sudeste. The purpose of the acquisitions is to increase the ownership interest of Brasilcel in the capital stock of the Companies, there being no intention, at this moment, of acquiring additional shares issued by any of the Companies, or any agreement or contract in this regard, or that governs the right to vote at any of the Companies.

8 th of October, 2004

Fernando Abella Garcia
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 08, 2004

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.